                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                ----------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)


                          TRAVEL PORTS OF AMERICA, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    894167105
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                             with a copy to:
                                             ---------------
 EDWIN P. KUHN                               PHILIP M. DAWSON, ESQ.
 President and Chief Executive Officer       Calfee, Halter & Griswold LLP
 TravelCenters of America                    1400 McDonald Investment Center
 24601 Center Ridge Road, Suite 200          800 Superior Avenue
 Westlake, Ohio 44145                        Cleveland, OH  44114-2688
-------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                FEBRUARY 26, 1999
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].

          Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


                         (Continued on following pages)


                              (Page 1 of 8 Pages)


------------------ ---------------------                                 --------------------------------------------
CUSIP NO.                894167105                       13D             PAGE     2     OF     8     PAGES
                   --------------------                                       ---------    ---------
------------------ ---------------------                                 --------------------------------------------


--------- -----------------------------------------------------------------------------------------------------------
    1     NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

          TravelCenters of America, Inc.
          IRS Identification Number 36-3856519
--------- -----------------------------------------------------------------------------------------------------------
--------- -----------------------------------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                   (a) [ ]
                                                                                              (b) [ ]

--------- -----------------------------------------------------------------------------------------------------------
--------- -----------------------------------------------------------------------------------------------------------
    3     SEC USE ONLY


--------- -----------------------------------------------------------------------------------------------------------
--------- -----------------------------------------------------------------------------------------------------------
    4     SOURCE OF FUNDS*

          OO
--------- -----------------------------------------------------------------------------------------------------------
--------- -----------------------------------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)     [ ]

--------- -----------------------------------------------------------------------------------------------------------
--------- -----------------------------------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------- -----------------------------------------------------------------------------------------------------------
--------------------- --------- -------------------------------------------------------------------------------------
     NUMBER OF           7      SOLE VOTING POWER
       SHARES                        0
                      --------- -------------------------------------------------------------------------------------
                      --------- -------------------------------------------------------------------------------------
    BENEFICIALLY         8      SHARED VOTING POWER
      OWNED BY                       2,424,307
                      --------- -------------------------------------------------------------------------------------
                      --------- -------------------------------------------------------------------------------------
        EACH             9      SOLE DISPOSITIVE POWER
     REPORTING                       0
                      --------- -------------------------------------------------------------------------------------
                      --------- -------------------------------------------------------------------------------------
    PERSON WITH          10     SHARED DISPOSITIVE POWER
                                     0
--------------------- --------- -------------------------------------------------------------------------------------
--------- -----------------------------------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,424,307
--------- -----------------------------------------------------------------------------------------------------------
--------- -----------------------------------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                                            [ ]

--------- -----------------------------------------------------------------------------------------------------------
--------- -----------------------------------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          36.4%
--------- -----------------------------------------------------------------------------------------------------------
--------- -----------------------------------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

          CO
--------- -----------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                              (Page 2 of 8 Pages)

                                  SCHEDULE 13D

ITEM 1.           SECURITY AND ISSUER.
                  --------------------

         This statement is made with respect to the Common Stock, par value $.01 per share (the "Common Stock"), of Travel Ports of America, Inc., a corporation organized under the laws of the State of New York (the "Issuer"). The address of the principal executive offices of the Issuer is 3495 Winton Place, Building C, Rochester, New York 14623.

ITEM 2.           IDENTITY AND BACKGROUND.
                  ------------------------

         This statement is filed by TravelCenters of America, Inc. ("TravelCenters"). TravelCenters is a corporation organized under the laws of the State of Delaware. The address of the principal offices of TravelCenters is 24601 Center Ridge Road, Suite 200, Westlake, Ohio 44145. TravelCenters owns, operates and franchises full service travel centers with 146 network sites throughout the United States. The travel centers are full service facilities offering a broad range of fuel and nonfuel products, services and amenities to trucking fleets, professional truck drivers and other motorists. In addition to diesel fuel and gasoline, the travel centers provide truck maintenance and repair services and products, full service and fast food dining, travel and convenience stores, telecommunications services and various hospitality and rest-related amenities.

         The names of the directors and executive officers of TravelCenters, their business addresses, their present principal occupations or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted other than TravelCenters are set forth in Exhibit A attached hereto, which is incorporated herein by reference.

         Neither TravelCenters nor any of the individuals listed in Exhibit A has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was or is subject to a judgment, decree or final order, enjoining future violations of, or prohibiting or mandating activities subject to, United States Federal or state securities laws or finding any violation with respect to such laws as a result of being a party during the last five years to a civil proceeding of a judicial or administrative body of competent jurisdiction.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
                  --------------------------------------------------

         TravelCenters may be deemed to have acquired the beneficial ownership of 2,424,307 shares of Common Stock as a result of the provisions of a Voting Agreement, dated as of February 26, 1999, among TravelCenters, TP Acquisition, Inc., a wholly owned subsidiary of TravelCenters ("Acquisition"), and E. Philip Saunders and John M. Holahan (the "Voting Agreement"), attached hereto as Exhibit B. TravelCenters may be deemed to share the power to vote such shares under the provisions of the Voting Agreement, which is described in greater detail in response to Item 6 and is incorporated herein by reference.


                              (Page 3 of 8 Pages)

ITEM 4.           PURPOSE OF TRANSACTION.
                  -----------------------

         The purpose of the Voting Agreement, as described in greater detail in
Item 6 and incorporated herein by reference, is to ensure that Messrs. Saunders and Holahan will cause the shares of Common Stock owned by them to be voted in favor of the proposed merger of Acquisition with and into the Issuer (the "Merger"), pursuant to the Agreement and Plan of Merger by and among the TravelCenters, Acquisition and the Issuer, dated as of February 26, 1999 (the "Merger Agreement," attached hereto as Exhibit C), at a special meeting of the stockholders of the Issuer called for such purpose, or any adjournment thereof. Approval of the Merger by the stockholders of the Issuer is a condition precedent to the consummation of the Merger.

         The Merger Agreement describes the terms under which TravelCenters plans to acquire all of the outstanding shares of the Common Stock through the Merger. The Issuer will be the surviving corporation and will continue its corporate existence under the laws of the State of New York. Each share of the Common Stock, other than shares owned by TravelCenters, the Issuer or their respective affiliates, issued and outstanding immediately prior to the filing of the certificate of merger (the "Certificate of Merger"), in the form required by and executed in accordance with the Business Corporation Law of the State of New York, will be converted into the right to receive cash in the amount of $4.30. The Merger Agreement also permits TravelCenters to elect to structure the Merger to allow TravelCenters to commence a tender offer to acquire all the outstanding Common Stock, subject to certain restrictions set forth in Section
1.1 of the Merger Agreement and incorporated herein by reference.

         Under the provisions of the Merger Agreement, the Issuer will duly call, give notice of, convene and hold a special meeting of its stockholders to vote upon the Merger Agreement and the Merger, and the Issuer's board of directors will, subject to certain provisions of the Merger Agreement and incorporated herein by reference, recommend to the Issuer's stockholders that they approve the Merger Agreement and the Merger in a proxy statement of the Issuer. Further, TravelCenters, Acquisition and the Issuer have agreed to cause the Certificate of Merger to be executed and filed with the Secretary of State of the State of New York, and to use their respective reasonable best efforts to take all actions and to do all things necessary, proper or advisable to consummate the Merger and the other transactions contemplated by the Merger Agreement.

         The closing of the Merger is subject to selective due diligence matters, regulatory approvals and other customary closing conditions and both TravelCenters and the Issuer are bound by customary restrictive covenants and have made various representations and warranties, all as set forth more fully in the Merger Agreement. The Merger Agreement is incorporated herein by reference and this description is qualified in its entirety by reference to the Merger Agreement.

         In connection with the execution of the Merger Agreement, TravelCenters also entered into a Share Exchange Agreement, dated February 26, 1998, between TravelCenters and Mr. Saunders (the "Share Exchange Agreement," attached hereto as Exhibit D and

                              (Page 4 of 8 Pages)
incorporated herein by reference). The Share Exchange Agreement provides for the acquisition by TravelCenters of 653,025 shares of Common Stock from Mr. Saunders in exchange for 85,000 shares of common stock of TravelCenters (the "Share Exchange"). The Share Exchange is conditioned upon the closing of the Merger and will occur immediately prior to the Effective Time of the Merger (as defined in Section 1.3 of the Merger Agreement and incorporated herein by reference).

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.
                  -------------------------------------

                  (a) TravelCenters may be deemed to be the beneficial owner of an aggregate of 2,424,307 shares of Common Stock pursuant to the Voting Agreement. This aggregate number of shares represents approximately 36.4% of the Issuer's issued and outstanding Common Stock.

                  (b) Pursuant to the terms of the Voting Agreement, TravelCenters may be deemed to share the power to direct the vote of 2,424,307 shares of Common Stock with Messrs. Saunders and Holahan. TravelCenters has no right to direct the disposition of the shares of Common Stock subject to the Voting Agreement. To the best knowledge of TravelCenters, none of the persons listed in Exhibit A beneficially owns any shares of the Common Stock. Mr. Saunders is the Chairman and Chief Executive Officer of the Issuer and Mr. Holahan is the President and Chief Operating Officer of the Issuer. The Issuer is engaged in the operation of a regional network of 16 travel centers located primarily in the northeastern United States, and its principal executive offices are located at the address identified in Item 1. Neither Mr. Saunders nor Mr. Holahan has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was or is subject to a judgment, decree or final order, enjoining future violations of, or prohibiting or mandating activities subject to, United States Federal or state securities laws or finding any violation with respect to such laws as a result of being a party during the last five years to a civil proceeding of a judicial or administrative body of competent jurisdiction.

                  (c) Other than as stated above with respect to the Merger Agreement and the Share Exchange Agreement, no transactions in the Common Stock were effected during the past 60 days by TravelCenters, or, to the best of TravelCenters's knowledge, by any of the persons listed in Exhibit A.

                  (d) Mr. Saunders is the beneficial owner of 1,844,275 shares of Common Stock and Mr. Holahan is the beneficial owner of 580,032 shares of Common Stock. TravelCenters may be deemed to share the power to direct the vote of the afore-mentioned securities pursuant to the Voting Agreement.

                  (e) The Voting Agreement will terminate (i) upon the termination of the Merger Agreement in accordance with Article VIII thereof, which is incorporated herein by reference, or (ii) from and after the Effective Time of the Merger. TravelCenters will cease


                              (Page 5 of 8 Pages)
to be a beneficial owner of the 2,424,307 shares of Common Stock upon termination of the Voting Agreement pursuant to the termination of the Merger Agreement in accordance with Article VIII thereof.

ITEM 6.           CONTRACTS, ARRANGEMENTS, UNDERTAKINGS OR RELATIONSHIPS WITH
                  -----------------------------------------------------------
                  RESPECT TO SECURITIES OF THE ISSUER.
                  ------------------------------------

         The Voting Agreement governs the voting of the shares of Common Stock owned by Messrs. Saunders and Holahan. The purpose of the Voting Agreement is to ensure that Messrs. Saunders and Holahan will cause the shares of Common Stock owned by them to be voted in favor of the Merger at a special meeting of stockholders of the Issuer called for such purpose, or any adjournment thereof. The Voting Agreement prohibits Messrs. Saunders and Holahan from transferring the shares of Common Stock owned by them, except that each of Messrs. Saunders and Holahan may transfer up to 250,000 shares of the Common Stock to persons who agree in writing to be bound by the Voting Agreement. In addition, in the event that TravelCenters or Acquisition elect to purchase the Common Stock pursuant to a tender offer as described in Item 4 above, Messrs Saunders and Holahan are required by the terms of the Voting Agreement to validly tender and not withdraw all shares of Common Stock owned by each of them not later than the fifteenth business day after the commencement of such tender offer.

         The Voting Agreement also requires Messrs. Saunders and Holahan, to the extent stockholders of the Issuer are requested to vote on any such actions, to vote against (i) any recapitalization, merger, consolidation, sale of assets or other business combination or similar transaction involving the Issuer that is not endorsed in writing by TravelCenters and (ii) any other action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Issuer under the Merger Agreement or that could result in any of the conditions to the Issuer's obligations under the Merger Agreement not being fulfilled. In addition Messrs. Saunders and Holahan agreed not to, subject to certain exceptions set forth in the Merger Agreement and incorporated herein by reference, (i) solicit, initiate, encourage, facilitate or cooperate with any inquiry or the making of any proposal that constitutes or may result in any Transaction Proposal (as defined in Section 6.5 of the Merger Agreement and incorporated herein by reference), (ii) propose, enter into or participate in any discussions or negotiations with any person regarding a Transaction Proposal or (iii) agree to or endorse any Transaction Proposal.

         The Voting Agreement is Exhibit B to this Schedule 13D and is incorporated herein by reference, and this description is qualified in its entirety by reference to the Voting Agreement.

         As more fully set forth in Item 4 and incorporated herein by reference, TravelCenters also entered into the Merger Agreement and the Share Exchange Agreement. The Merger Agreement describes the terms under which TravelCenters plans to acquire all of the outstanding shares of the Common Stock through the Merger. The Share Exchange Agreement provides for the acquisition by TravelCenters of 653,025 shares of Common Stock from Mr.
Saunders in exchange for 85,000 shares of common stock of TravelCenters.

                              (Page 6 of 8 Pages)

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.
                  ---------------------------------

                  Exhibit A    List of Executive Officers and Directors of
                               TravelCenters

                  Exhibit B    Voting Agreement, dated as of February 26, 1999,
                               among TravelCenters of America, Inc., TP
                               Acquisition, Inc. and E. Philip Saunders and John
                               M. Holahan

                  Exhibit C    Agreement and Plan of Merger by and among
                               TravelCenters of America, Inc., TP
                               Acquisition, Inc. and Travel Ports of America,
                               Inc., dated as of February 26, 1999

                  Exhibit D    Share Exchange Agreement by and among
                               TravelCenters of America, Inc. and E. Philip
                               Saunders, dated as of February 26, 1999

                              (Page 7 of 8 Pages)

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          TRAVELCENTERS OF AMERICA, INC.



                                          By: /s/ Edwin P. Kuhn
                                          -------------------------
                                          Edwin P. Kuhn
                                          President and Chief Executive Officer
March 8, 1999

                              (Page 8 of 8 Pages)